150 Motor Parkway

Suite 401

Hauppauge, NY 11788

(631) 787-8455

August 16, 2022

Ms. Jenn Do

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference: Cannagistics, Inc.

Offering Statement on Form 1-A

File No. 024-11728

Dear Ms. Do:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Cannagistics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11728), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) November 24, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue an offering under Regulation A at this time, due to market conditions and other related matters. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

If you have any questions, please do not hesitate to call our Counsel, Constantine Christakis, Esq. at 561-227-4577, cchristakis@nasonyeager.com, or myself at (631) 787-8455, jzimbler@cannagistics.io.

Very truly yours,

/s/ James W. Zimbler

James W. Zimbler, Vice-President